                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No.          )*
                                          ---------

                                BioNebraska, Inc.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   09061V 10 8
                                   -----------
                                 (CUSIP Number)

                               Dr. Klaus Baumuller
                                     CKU AG
                                Zucherstrasse 170
                                  CH-8645 Jona
                                   SWITZERLAND
                          Telephone: 011-41-55-2228730
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))



                               Page 1 of 4 pages
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--------------------------------------------
CUSIP No. 09061V 10 8
---------- ---------------------------------------------------------------------------------------------------------
    1
           NAME OF REPORTING PERSON:   ROCKY MOUNTAIN ASSOCIATES S.A.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):  N/A

---------- ---------------------------------------------------------------------------------------------------------
    2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                     (a)    / /

                                                                                                   (b)    / /
---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4
           SOURCE OF FUNDS (See instructions)                00  (CASH RESERVES)

---------- ---------------------------------------------------------------------------------------------------------
    5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /


---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

             PANAMA
---------- ---------------------------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

      NUMBER OF                                          533,333

        SHARES         ---------------------------------------------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                                                                  0
       OWNED BY        ---------------------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
         EACH
                                                                  533,333
      REPORTING        ---------------------------------------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
        PERSON
                                                                  0
         WITH

---------- ---------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    533,333
---------- ---------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          / /
           (See instructions)
---------- ---------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.8%
---------- ---------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See instructions)

                    CO
---------- ---------------------------------------------------------------------------------------------------------
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                                Page 2 of 4 pages

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CUSIP No. 09061V 10 8

Item 1.  Security and Issuer.
         -------------------

             (a) Title of Class of Securities: 80,000 SHARES OF SERIES H CONVERTIBLE PREFERRED STOCK OF THE ISSUER CONVERTIBLE INTO 533,333 SHARES OF COMMON STOCK

             (b)      Name of Issuer:  BIONEBRASKA, INC.

             (c)      Address of Issuer's Principal Executive Offices:

                      3820 NW 46TH STREET
                      LINCOLN, NE 68524

Item 2.  Identity and Background.
         -----------------------

             (a)      Name of Person Filing:

                      ROCKY MOUNTAIN ASSOCIATES S.A. (THE "REPORTING PERSON")

             (b)      Business Address:

                      CALLE 53, URBANIZACION OBARRIO
                      TORRE SWISS BANK
                      PANAMA CITY, PANAMA

             (c)      Principal Occupation or Employment:   NOT APPLICABLE.

             (d) Conviction in a criminal proceeding during the last five years: NO

             (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: NO

             (f)      Citizenship:

                      A CORPORATION FORMED UNDER THE LAWS OF THE COUNTRY OF PANAMA.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

             CASH RESERVES OF $8,000,000

Item 4.  Purpose of Transaction.
         ----------------------

             PURCHASE WAS MADE FOR INVESTMENT PURPOSES.

Item 5.  Interest in Securities of Issuer
         --------------------------------

             (a) Number and Percentage of Class beneficially owned by the Reporting Person:

                      i) Total amount beneficially owned: 80,000 SHARES OF SERIES H CONVERTIBLE PREFERRED STOCK CONVERTIBLE INTO 533,333 SHARES OF THE COMMON STOCK OF THE ISSUER.



                              Page 3 of 4 pages
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                      (ii)     Percentage of Class:

                               100% OF CLASS; 6.8% OF COMMON STOCK ON "AS
                               CONVERTED" BASIS.

                      (iii) Of the shares beneficially owned by the Reporting Person, it has sole power to vote or dispose of all of the shares.

                      (v) Of the shares beneficially owned by the Reporting Person, it has shared power to vote or dispose of none of the shares.

             (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

             (c)      Transactions within 60 days:

                      ON APRIL 23, 2001, THE REPORTING PERSON EXECUTED AND DELIVERED A SUBSCRIPTION AGREEMENT FOR THE PURCHASE OF 80,000 SHARES OF THE ISSUER'S SERIES H CONVERTIBLE PREFERRED STOCK (CONVERTIBLE INTO 533,333 SHARES OF COMMON STOCK), AT A PER SHARE PRICE OF $100.


             (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                      NOT APPLICABLE.

             (e)      Last Date on Which Reporting Person Ceased to be a 5%
                      Holder:

                      NOT APPLICABLE.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------
         NONE.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         NONE.
                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April   30  , 2001.

                                          ROCKY MOUNTAIN ASSOCIATES S.A.

                                          By   /s/  Pablo Javier Espino
                                               ------------------------------

                                               /s/  Adelina M. DeEstribi
                                               ----------------------------

                                          Its            Directors
                                                -----------------------------


                              Page 4 of 4 pages